UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 4)*

Jackson Hewitt Tax Service Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

468202106
(CUSIP Number)

James J. Wheaton, Esq.
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7719
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2009
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d -1(e), 240.13d -1(f) or 240.13d(g), check the following box.[ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties for whom copies are to be sent.

___________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 468202106

1.	NAMES OF REPORTING PERSONS JTH Tax, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,114,400
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,114,400
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,400
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9% (28,791,958 shares of common stock of the issuer were outstanding as of February 28, 2009).
14.	TYPE OF REPORTING PERSON (see instructions) CO

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D, dated March 20, 2009 and filed on March 30, 2009, as amended by Amendment No.1 to Schedule 13D, filed on March 30, 2009, Amendment No. 2 to Schedule 13D, filed on May 19, 2009, and Amendment No. 3 to Schedule 13D (“Amendment No.3”), filed on June 8, 2009 (as amended, the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Jackson Hewitt Tax Service Inc. (the “Issuer”), a Delaware corporation. JTH Tax, Inc. (the “Reporting Person”) is filing this Amendment to disclose certain dispositions of the Issuer’s Common Stock and certain dispositions and acquisitions of call and put options on the Issuer’s Common Stock in open market transactions between June 8, 2009 and June 19, 2009, and to disclose a transaction that occurred on June 5, 2009 that was inadvertently omitted from Amendment No. 3.

     As reported below, the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Issuer’s Common Stock and, accordingly, upon the filing of this Amendment No. 4, the Reporting Person shall no longer be subject to the reporting requirements of Section 13(d) of the Securities and Exchange Act of 1934 with regard to the Issuer’s Common Stock.

     Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “As of the close of business on June 19, 2009, the Reporting Person is deemed to be the beneficial owner of 1,114,400 shares of the Issuer’s Common Stock, constituting approximately 3.9% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 28,791,958 shares outstanding, which is the total number of shares outstanding as of February 28, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on March 12, 2009 for the fiscal quarter ended January 31, 2009.”

     Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “The Reporting Person has the sole power to vote or direct the vote of 1,114,400 shares of Common Stock and the sole power to dispose or direct the disposition of 1,114,400 shares of Common Stock.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     “The Reporting Person engaged in the following transaction in the Issuer’s Common Stock on June 5 that was not previously reported, and has engaged in the following transactions in the Issuer’s Common Stock from June 8, 2009 to June 19, 2009:

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share ($)		of Transaction
June 5, 2009	0	5,000	5.00	(1)	Call option contracts executed
June 8,2009	0	37,999	6.20	(1)	Open market sales
June 9, 2009	0	1,900	5.00	(1)	Call option contracts executed
June 10,2009	0	100,000	7.21	(1)	Open market sales
June 10, 2009	0	800	5.00	(1)	Call option contracts executed
June 10, 2009	25,000	0	2.25	(1)	Call option contracts purchased to close position
June 11,2009	0	25,000	7.45	(1)	Open market sales
June 11, 2009	25,000	0	2.20	(1)	Call option contracts purchased to close position
June 11, 2009	0	22,500	0.50	(1)	Put option contracts purchased
June 11, 2009	0	34,200	0.95	(1)(2)	Put option contracts purchased
June 12, 2009	0	800	7.50	(1)	Open market sales
June 12, 2009	0	1,700	5.00	(1)	Call option contracts executed
June 15, 2009	0	2,500	5.00	(1)	Call option contracts executed
June 16, 2009	0	20,000	7.00	(1)	Open market sales
June 16, 2009	40,000	0	2.00	(1)	Call option contracts purchased to close position
June 17, 2009	29,400	0	1.49	(1)	Call option contracts purchased to close position
June 17, 2009	0	30,000	6.75	(1)	Open market sales
June 17, 2009	0	10,000	5.00	(1)	Call option contracts executed
June 18, 2009	0	30,000	6.81	(1)	Open market sales
June 19, 2009	0	22,500	7.50	(1)	Put option contracts exercised
June 19, 2009	0	158,700	5.00	(1)	Call option contracts executed

(1)	Excluding commissions.
(2)	As of June 19, 2009 option contracts have not been exercised.

     Item 5(e) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “The Reporting Person ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock on June 10, 2009.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended and superseded as follows:

     “As of June 19, 2009, the Reporting Person had entered into the following contracts with regard to the Issuer’s Common Stock:

     On April 13, 2009, the Reporting Person sold 350 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $160.00, excluding commissions.

     On April 14, 2009, the Reporting Person sold 1,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $159.14, excluding commissions.

     On April 16, 2009, the Reporting Person sold 1,650 call option contracts; 650 contracts were sold on the Philadelphia Stock Exchange, 950 contracts were sold on the Pacific Stock Exchange and 50 contracts were sold on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $157.12, excluding commissions.

     On April 17, 2009, the Reporting Person sold 400 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of October 16, 2009. The sales price of each contract was $125.00, excluding commissions.

     On April 20, 2009, the Reporting Person sold 1,500 call option contracts; 1,400 contracts were sold on the Philadelphia Stock Exchange and 100 contracts were sold on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $117.68, excluding commissions.

     On April 22, 2009, the Reporting Person sold 200 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $125.00, excluding commissions.

     On April 27, 2009, the Reporting Person sold 50 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $95.00, excluding commissions.

     On April 28, 2009, the Reporting Person sold 1,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $95.00, excluding commissions.

     On April 30, 2009, the Reporting Person sold 1,783 call option contracts; 434 contracts were sold on the Pacific Stock Exchange and 1,349 contracts were sold on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $129.94, excluding commissions.

     On May 4, 2009, the Reporting Person sold 2,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s

Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $105.42, excluding commissions.

     On May 18, 2009, the Reporting Person sold 1,250 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock from the Reporting Person at $5.00 per share. The call option contracts have a maturity date of October 16, 2009. The sales price of each contract was $61.00, excluding commissions.

     On May 28, 2009, the Reporting Person sold 50 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of October 16, 2009. The sales price of each contract was $40.00, excluding commissions.

     On May 28, 2009, the Reporting Person sold 1,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $50.00, excluding commissions.

     On June 11, 2009, the Reporting Person acquired 342 put option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to sell 100 shares of the Issuer’s Common Stock at $7.50 per share. The call option contracts have a maturity date of July 17, 2009. The acquisition price of each contract was $95.00, excluding commissions.

     Except as otherwise disclosed in this Item 6, the Reporting Person has no knowledge of any contracts, arrangement, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.”

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2009

JTH Tax, Inc.
By:	Mark F. Baumgartner

/s/ Mark F. Baumgartner
Name:	Mark F. Baumgartner
Title:	Chief Financial Officer